FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* RAPPORT, ROBERT J.	2. Issuer Name and Ticker or Trading Symbol MARSH & McLENNAN COMPANIES, INC.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) V. PRES. & CONTROLLER
(Last) (First) (Middle) 1166 AVENUE OF THE AMERICAS	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 01-31-2003
(Street) NEW YORK, NY 10036		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON							16,864.2348	D
COMMON							15,308.4737(1)	I	STOCK INVESTMENT PLAN (401K)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
BONUS DEFERRAL PLAN RS UNITS	1 for 1	03-01-2002		A	4,431.40				COMMON	4,431.40		15,525.637(2)	D
RESTRICTED STOCK UNITS												5,454(3)	D
SISP RS UNITS												7,466.5395(4)	D

Explanation of Responses:

(1) Reflects additional shares acquired by the Stock Investment Plan Trustee at prevailing market prices and information reported herein is based on a Plan Statement as of December 31, 2002.
(2) Also reflects additional shares added to the Cash Bonus Deferral Plan at prevailing market prices from dividends paid pursuant to the dividend reinvestment feature of the plan. The number of shares on the date of issuance has been adjusted to reflect the 2 for 1 Stock Split on June 28, 2002. This information was previously reported on Table I, now reported on Table II to better reflect the derivative nature of the securities.
(3) This information was previously reported on Table I, now reported on Table II to better reflect the derivative nature of the securities.
(4) Reflects additional shares acquired by the Stock Investment Supplemental Plan (SISP) Custodian at prevailing market prices and information reported herein is based on a Plan Statement as of December 31, 2002. This information was previously reported on Table I, now reported on Table II to better reflect the derivative nature of the securities.

By: /s/ ROBERT J. RAPPORT ROBERT J. RAPPORT **Signature of Reporting Person	02-04-2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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